

Mail Stop 3720

June 5, 2009

Mr. Raymond R. Brandstrom
Chief Financial Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

       Re: **Emeritus Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           and Documents Incorporated by Reference
           Filed March 16, 2009
           File No. 001-14012

Dear Mr. Brandstrom:

       We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis…, page 29

Non-GAAP Measures, page 54

1. We note your use of Adjusted EBITDA/EBITDAR. Since you use this measure to evaluate liquidity as well as operating performance, also reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities.

2. In future filings, please disclose that management uses EBITDA and EBITDAR in determining levels of executive compensation.

3. Revise your disclosure to include the material terms of your debt obligations, including financial covenants and ratios, a description of the cross-default provisions (including the types of defaults that trigger these provisions), and the consequences of default for each agreement. Note that Release No. 34-48960 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent or when they restrict the ability to pay dividends.

Impairment Loss in Long-Lived Assets, page 37

4. We note that a decline in your stock price triggered another impairment test as of March 31, 2009 and that you anticipated that you would likely record a goodwill impairment charge in the first quarter of 2009. However, it is unclear from your Form 10-Q for the quarterly period ended March 31, 2009 whether you tested your goodwill for impairment and what the results of your impairment testing was. Please revise your disclosures accordingly in your Form 10-Q.

Other, net, page 39

5. We note that you have included $4.1 million of project development expenses and $1.3 million from the write-off of intangible assets related to the purchase of previously leased communities in "other, net" on the income statement. Tell us why you believe this classification is appropriate as opposed to classification in operating expenses.

Net Loss and Property-Related Expense, page 40

6. Please revise your discussion to separately discuss your net loss from your property-related
    expense. You should explain in detail the reasons for your net losses and any changes from
    the previous year.

1 Description of Business, Basis of Presentation and Summary of Significant Accounting
Policies

Asset Impairments
b. Goodwill, page F-13

7. We note your statement that you concluded that no impairment charge was required during
    your annual impairment test based on a comparison of your market capitalization to your net
    equity as of October 31, 2008. We further note that you tested your goodwill for impairment
    again as of December 31, 2008 and determined that goodwill was not impaired. Tell us how
    you tested goodwill for impairment as of December 31, 2008 and subsequently at March 31,
    2009. It appears from your disclosures in the last two sentences of the second paragraph on
    page F-13 that you utilize a discounted cash flow approach to determine fair value of your
    reporting unit. However, this disclosure does not appear to reconcile with the disclosure
    regarding how you tested impairment as of October 31, 2008 which is based on your market
    capitalization. Please advise or revise. Also, describe changes to the assumptions and
    methodologies, if any, in each of your impairment tests since your last annual impairment
    test as of October 31, 2007.

Leases, page F-15

8. Tell us the nature of your out-of-pocket costs that are incurred. Also, tell us why you believe
    it is appropriate to capitalize out-of-pocket costs incurred to enter into lease contracts as
    lease acquisition costs to be amortized over the life of the respective leases. Refer to your
    basis in the accounting literature.

9. Tell us how you evaluated paragraph B24 of FIN 46(R) with respect to your options to
    acquire leased assets.

Deferred Gain on Sale of Communities, page F-15

10. Tell us whether you had any leasebacks that were accounted for as capital leases and if so,
    how you accounted for the deferred gain.

4. Acquisitions and Other Significant Transactions, page F-21

11. We note from your purchases of properties previously accounted for as capital leases that the difference between the carrying amount of the capital lease assets and the capital lease obligations and related intangibles was recorded as a reduction in the carrying amount of the purchased communities. Based on your disclosure, it is unclear how you comply with paragraph 5 of FIN 26. Please advise.

12. Tell us in detail how you account for your purchases of properties subject to operating leases. Provide us with the specific facts and circumstances that support your accounting. Refer to your basis in the accounting literature.

5. Goodwill and Other Intangible Assets and Liabilities, page F-30

13. We note that your lease purchase options are not currently amortized but will be added to the cost basis of the related communities when exercised and then depreciated. Tell us why you believe your accounting policy is appropriate and refer to your basis in the accounting literature. Also, tell us how you determined fair value of the lease purchase options.

6. Long-term Debt and Line of Credit, page F-33

14. We refer to the NHP Note. We note that the seller agreed to extend the term of the note and reduce the interest rate. We note a further amendment to the note in October 2008. Tell us how you accounted for this modification of the terms and refer to your basis in the accounting literature. Refer to EITF 96-19.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 21

15. We note that you target your named executive officers' base salaries, bonus plans and equity incentive awards to be within the 50th percentile of your peer group. In future filings, please disclose whether the base salary, bonus plan and equity incentive awards granted to each named executive officer were at the 50th percentile of your peer group. If applicable, clarify what factors were considered in setting an executive's salary or award higher or lower than the targeted percentile. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

16. We note the Compensation Committee's determination to award each Co-Chief Executive Officer a cash bonus of $460,000. We also note that each Co-Chief Executive Officer had the ability to earn a cash bonus of up to 75% of his base salary upon the Company's achievement of a 3.5% annual year-over-year increase in EBITDA. Please disclose whether this amount was awarded based solely on the achievement of that goal. Also explain how the

Compensation Committee determined the award for each officer. We note that the Co-Chief Executive Officers have different base salaries.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or Paul Fischer at (202) 551-3415 with any other questions, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director